August 18, 2025

Chak Lam Wong
Chief Executive Officer
KWF Group Holding Limited
Office D, 22/F, Tower A, Capital Tower
No. 38 Wai Yip Street
Kowloon, Hong Kong

       Re: KWF Group Holding Limited
           Registration Statement on Form F-1
           Filed August 5, 2025
           File No. 333-289240
Dear Chak Lam Wong:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Exhibits

1. Please request that Cayman counsel revise its opinion in Exhibit 5.1 to remove inappropriate assumptions or explain the reason for such inclusion. For example, we note section 2, paragraphs (e) and (g). It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to Section II.B.3.a of Staff Legal Bulletin No.
       19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 18, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jeffrey Yeung, Esq.